SECURITIES 02018390 SSION

RECD S.E.C.
FEB 28 2002
503

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN FINANCIAL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1706 NORTHAMPTON STREET, P.O. BOX 1659
(No. and Street)

EASTON (City) PA (State) 18044-1659 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY D'ALBERTO 610-559-1600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRK, SUMMA & CO., LLP
(Name — *if individual, state last, first, middle name*)

1405 N. CEDAR CREST BLVD., SUITE 102 (Address) ALLENTOWN (City) PA (State) 18104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HENRY D'ALBERTO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN FINANCIAL ASSOCIATES, INC., as of DECEMBER 31, 2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

PRESIDENT
Title

____
Notary Public

NOTARIAL SEAL
Nehme J. Nehme, Notary Public
Wilson Borough, County of Northampton
My Commission Expires Aug. 19, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX # 610-770-0177

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

PALMERTON, PA
610-826-4300

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying statement of financial condition of American Financial Associates, Inc. as of December 31, 2001 and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Financial Associates, Inc. at December 31, 2001 and the results of it's operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

Allentown, PA
February 23, 2002

AMERICAN FINANCIAL ASSOCIATES, INC.
BALANCE SHEETS
DECEMBER 31, 2001 and 2000

	2001		2000	
ASSETS				
CURRENT ASSETS				
Cash	$	16,620	$	40,205
Commissions receivable		18,427		21,418
TOTAL CURRENT ASSETS		35,047		61,623
FIXED ASSETS				
Office Equipment		51,817		51,817
Furniture & Fixtures		531		255
Less: Accumulated depreciation		(46,316)		(43,167)
TOTAL FIXED ASSETS		6,032		8,905
OTHER ASSETS				
Deposits with clearing organizations and other		30,000		30,000
TOTAL ASSETS	$	71,079	$	100,528
LIABILITIES AND STOCKHOLDER'S EQUITY				
CURRENT LIABILITIES				
Accounts payable	$	3,130	$	2,891
Commissions payable		14,647		16,063
Lease payable		-		843
Accrued Corp. taxes		-		2,967
Other Accrued Liabilities		40		-
TOTAL CURRENT LIABILITIES		17,817		22,764
STOCKHOLDERS EQUITY				
Common stock $10 par value, 10,000 shares authorized, 8,165 shares issued and outstandi		81,650		81,650
Retained (deficit)		(28,388)		(3,886)
TOTAL STOCKHOLDER'S EQUITY		53,262		77,764
TOTAL LIABILITIES AND STOCKHOLDER'S	$	71,079	$	100,528

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF INCOME AND RETAINED EARNINGS
DECEMBER 31, 2001 and 2000

	2001	2000
REVENUE		
Commissions	$ 608,747	$ 766,700
Interest income	126	70
Miscellaneous income	11,266	9,240
TOTAL REVENUE	620,139	776,010
SELLING EXPENSES	500,236	618,643
GENERAL AND ADMINISTRATIVE EXPENSES	144,405	144,737
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXP	644,641	763,380
NET INCOME (LOSS) BEFORE INCOME TAXES	(24,502)	12,630
PROVISION FOR INCOME TAXES	-	2,967
NET INCOME (LOSS)	(24,502)	9,663
RETAINED (DEFICIT) - BEGINNING OF YEAR	(3,886)	(13,549)
RETAINED (DEFICIT) - END OF YEAR	$ (28,388)	$ (3,886)

The accompanying notes are an integral part of these financial statements.

AMERICAN FINANCIAL ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

		2001		2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	(24,502)	$	9,663
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES				
Items in net income not affecting cash:				
Depreciation		3,149		4,323
(Increase) decrease in current assets:				
Commissions receivable		2,991		44,434
Increase (decrease) in current liabilities:				
Accounts payable		239		(5,838)
Commissions payable		(1,416)		(33,855)
Lease payable		(843)		-
Accrued income taxes		(2,967)		(1,160)
Other accrued liabilities		40		-
TOTAL ADJUSTMENTS		(4,947)		7,904
NET CASH PROVIDED BY OPERATING ACTI		(23,309)		17,567
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of fixed assets		(276)		(1,742)
NET CASH USED IN INVESTING ACTIVITIES		(276)		(1,742)
CASH FLOWS FROM FINANCING ACTIVITIES				
Repayment of debt		-		(225)
Lease payments		-		(2,500)
NET CASH (USED) IN FINANCING ACTIVITIE		-		(2,725)
NET INCREASE IN CASH		(23,585)		13,100
CASH AT BEGINNING OF YEAR		40,205		27,105
CASH AT END OF YEAR	$	16,620	$	40,205
SUPPLEMENTARY DISCLOSURES:				
Interest paid	$	321	$	-
Income taxes paid	$	2,967	$	-

The accompanying notes are an integral part of these financial statements.

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

American Financial Associates, Inc. (the Company) was organized on July 25, 1991 for the purpose of selling mutual funds and life insurance. In 1994 the Company also began acting as a discount broker. The Company has brokers in the states of Pennsylvania, New Jersey and Oregon. Eighty-five percent of the Company's business is conducted in Pennsylvania, and the major source of revenue comes from selling mutual funds. Approximately forty percent of all sales are with one mutual fund company.

Cash Equivalents

Cash equivalents are highly liquid debt instruments purchased with a maturity of three months or less. There were no cash equivalents at December 31, 2000 or 2001.

Bad Debts

The Company uses the direct write-off method of accounting for losses arising from uncollectible accounts receivable. Under this method, accounts receivable are written-off to bad debt expense in the period they are deemed uncollectible. There were no bad debt expenses for the years ended December 31, 2000 or 2001.

Use of Estimates

Generally accepted accounting principles requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Depreciation

Equipment and furniture are stated at cost and are depreciated under accelerated cost recovery systems permitted for federal income tax purposes over estimated useful lives of five to seven years.

Maintenance and Repairs

Improvements, additions and major renewals which extend the life of assets are capitalized; maintenance and repairs are expensed as incurred.

Commissions Receivable

Commissions receivable consists of fees earned primarily on the selling of mutual funds. The Company receives payment within a short time of the transactions. No allowance for doubtful accounts has been provided for as the continuing relationships over many years has assured collection.

NOTE B – OTHER ASSETS

Other assets consisted of the following at:

	2001	2000
RPR Clearing Deposit	$25,000	$ 25,000
Fidelity Destiny Reserve Account	5,000	5,000
Total	$30,000	$ 30,000

NOTE C – COMPUTATION OF NET CAPITAL

	2001	2000
Gross capital	$53,262	$ 77,764
Deduct: Non-allowable Assets - Property, and Equipment, Due From Officers / Shareholders and Prepaid Expenses	(11,032)	(8,905)
Net capital	$42,230	$ 68,859
Net capital above minimum requirement	$37,230	$ 63,859
Allowable aggregate indebtedness (12 times net capital)	$506,760	$826,308
Actual aggregate indebtedness	$17,817	$ 22,764

NOTE D - ADVERTISING COST

Advertising cost of $766 and $1,476 were incurred for the years ended December 31, 2001 and December 31, 2000, respectively. All advertising costs are expensed as incurred.

NOTE E – INCOME TAXES

The Company is taxed as a "C" Corporation. The tax accrual consists of $0 and $1,262 due to the Pennsylvania Department of Revenue and $0 and $1,705 due for Federal taxes for the years ended December 31, 2001 and 2000, respectively.

NOTE F – EXEMPTIVE PROVISIONS

An exemption is claimed from SEC Rule 15c-3-3 under c(k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

The following is the clearing firm:

SEC # - 801-13059

Name – Dain Rauscher

KIRK, SUMMA & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

1405 NORTH CEDAR CREST BOULEVARD
SUITE 102
ALLENTOWN, PENNSYLVANIA 18104
610-770-9889
FAX # 610-770-0177

OTHER OFFICES

BRODHEADSVILLE, PA
570-992-5876

EAST STROUDSBURG, PA
570-421-0753

PALMERTON, PA
610-826-4300

DALE E. KIRK, C.P.A.

KEVIN D. SUMMA, C.P.A.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
American Financial Associates, Inc.

We have audited the accompanying financial statements of American Financial Associates, Inc. as of and for the year ended December 31, 2001 and 2000, and have issued our report thereon dated February 23, 2002. Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirk, Summa & Co., LLP

Allentown, PA
February 23, 2002

AMERICAN FINANCIAL ASSOCIATES, INC.
SCHEDULE OF SELLING, GENERAL
AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2001 and 2000

	2001	2000
SELLING		
Advertising	$ 766	$ 1,476
Auto lease and expense	5,866	8,911
Commissions	487,098	604,835
Meetings	1,242	310
Travel	2,322	125
Entertainment	1,004	1,653
Public relations	42	198
Training programs	1,896	1,135
TOTAL SELLING	500,236	618,643
GENERAL AND ADMINISTRATIVE EXPENSES		
Bank charges	775	-
Contributions	196	15
Repairs & Maintenance	55	339
Depreciation	3,149	4,323
Dues and subscriptions	350	247
Employee benefits	7,740	5,855
Insurance	2,475	3,715
Interest	321	-
Legal and accounting	8,265	7,345
Licenses and permits	6,121	5,141
Office suppplies	2,673	4,471
Outside services	8,740	15,020
Payroll taxes	6,719	6,955
Postage	2,285	2,191
Rent	10,800	8,800
Salaries	64,200	65,468
Taxes - other	1,340	1,921
Telephone	14,707	10,805
Utilities	2,329	1,937
Miscellaneous	1,165	189
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	144,405	144,737
TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSE	$ 644,641	$ 763,380

See independent auditors' report on supplementary information.

AMERICAN FINANCIAL ASSOCIATES, INC.
NET CAPITAL RECONCILIATION
AUDITED REPORT VS. UNAUDITED FOCUS REPORT
DECEMBER 31, 2001 and 2000

		Per Focus Report Form X-17A-5		Adjustments		Per Audited Financial Report	
		2001	2000	2001	2000	2001	2000
A)	Gross Capital	$ 53,262	$ 67,438	$ -	$ 10,326	$ 53,262	$ 77,764
B)	Deduct:						
	Non-allowable assets	(7,918)	(8,905)	(3,114)	-	(11,032)	(8,905)
	Net capital	$ 45,344	$ 58,533	$ (3,114)	$ 10,326	$ 42,230	$ 68,859

		2001	2000
A)	Reconciliation of Adjustments:		
	Voided check	$ -	$ 13,293
	Tax Accrual		(2,967)
	Non-allowable receivables	(3,114)	
	Total Adjustments	$ (3,114)	$ 10,326

See independent auditors' report on supplementary information.